                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13G
               INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO. 20)*


                          E.I. DuPont de Nemours and Company
                                   (Name of Issuer)

                                     Common Stock
                            (Title of Class of Securities)

                                     263534-109
                                   (CUSIP Number)






     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on the following page(s))
                                  Page 1 of 12 Pages

     CUSIP No. 263534-109                13G                  Page 2 of 12 Pages


     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Wilmington Trust Corporation

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) /x/
                                                                         (b) /_/

     3        SEC USE ONLY


     4        CITIZENSHIP OR PLACE OF INCORPORATION

              Delaware Corporation

              NUMBER  OF  SHARES BENEFICIALLY  OWNED  BY  EACH  REPORTING PERSON
              WITH:

     5        SOLE VOTING POWER        16,628,751 (See Introductory Note)

     6        SHARED VOTING POWER      21,383,216 (See Introductory Note)

     7        SOLE DISPOSITIVE POWER   12,504,288 (See Introductory Note)

     8        SHARED DISPOSITIVE POWER 20,282,323 (See Introductory Note)

     9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,785,092 (See Introductory Note)

     10       CHECK  BOX IF  THE AGGREGATE  AMOUNT IN  ROW (9)  EXCLUDES CERTAIN
              SHARES* /_/

     11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7% (See Introductory Note)

     12       TYPE OF REPORTING PERSON*

              HC

     *SEE INSTRUCTION BEFORE FILLING OUT!

     CUSIP No. 263534-109                13G                  Page 3 of 12 Pages


     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Wilmington Trust Company

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) /x/
                                                                         (b) /_/

     3        SEC USE ONLY


     4        CITIZENSHIP OR PLACE OF INCORPORATION

              Delaware banking corporation

              NUMBER  OF  SHARES BENEFICIALLY  OWNED  BY  EACH  REPORTING PERSON
              WITH:

     5        SOLE VOTING POWER        16,623,971 (See Introductory Note)

     6        SHARED VOTING POWER      21,343,951 (See Introductory Note)

     7        SOLE DISPOSITIVE POWER   12,488,058 (See Introductory Note)

     8        SHARED DISPOSITIVE POWER 20,246,923 (See Introductory Note)

     9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,391,218 (See Introductory Note)

     10       CHECK  BOX IF  THE AGGREGATE  AMOUNT IN  ROW (9)  EXCLUDES CERTAIN
              SHARES* /_/

     11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6% (See Introductory Note)

     12       TYPE OF REPORTING PERSON*

              BK

     *SEE INSTRUCTION BEFORE FILLING OUT!

     CUSIP No. 263534-109                13G                  Page 4 of 12 Pages


     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Wilmington Trust of Florida, N.A.

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) /x/
                                                                         (b) /_/

     3        SEC USE ONLY


     4        CITIZENSHIP OR PLACE OF INCORPORATION

              National banking association

              NUMBER  OF  SHARES BENEFICIALLY  OWNED  BY  EACH  REPORTING PERSON
              WITH:

     5        SOLE VOTING POWER        1,594,673 (See Introductory Note)

     6        SHARED VOTING POWER        431,039 (See Introductory Note)

     7        SOLE DISPOSITIVE POWER   1,220,278 (See Introductory Note)

     8        SHARED DISPOSITIVE POWER   770,456 (See Introductory Note)

     9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,025,712 (See Introductory Note)

     10       CHECK  BOX IF  THE AGGREGATE  AMOUNT IN  ROW (9)  EXCLUDES CERTAIN
              SHARES* /_/

     11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3% (See Introductory Note)

     12       TYPE OF REPORTING PERSON*

              BK

     *SEE INSTRUCTION BEFORE FILLING OUT!

     CUSIP No. 263534-109                13G                  Page 5 of 12 Pages


     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Wilmington Trust of Pennsylvania

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) /x/
                                                                         (b) /_/

     3        SEC USE ONLY


     4        CITIZENSHIP OR PLACE OF INCORPORATION

              Pennsylvania banking corporation

              NUMBER  OF  SHARES BENEFICIALLY  OWNED  BY  EACH  REPORTING PERSON
              WITH:

     5        SOLE VOTING POWER        90,014 (See Introductory Note)

     6        SHARED VOTING POWER      24,150 (See Introductory Note)

     7        SOLE DISPOSITIVE POWER   73,680 (See Introductory Note)

     8        SHARED DISPOSITIVE POWER 52,784 (See Introductory Note)

     9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 126,464 (See Introductory Note)

     10       CHECK  BOX IF  THE AGGREGATE  AMOUNT IN  ROW (9)  EXCLUDES CERTAIN
              SHARES* /_/

     11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% (See Introductory Note)

     12       TYPE OF REPORTING PERSON*

              BK


     *SEE INSTRUCTION BEFORE FILLING OUT!

     CUSIP No. 263534-109                13G                  Page 6 of 12 Pages


     Introductory Note

     This information statement on Schedule 13G is being filed by Wilmington Trust Corporation, a bank holding company, Wilmington Trust Company, Wilmington Trust FSB, Successor by Merger to Wilmington Trust of Florida, N.A., and Wilmington Trust of Pennsylvania in order to amend the form of
     Schedule 13G previously filed for December 31, 1994. The purposes of this amendment are to refile electronically with the Securities and Exchange Commission the previously filed Schedule 13G and to supplement the form of the previously filed Schedule 13G. The data previously reported as to aggregate ownership of shares, aggregate percentage ownership of shares, aggregate voting powers, and aggregate dispositive powers has not changed, but in this amendment such data is set forth separately for each reporting entity.

     CUSIP No. 263534-109                13G                  Page 7 of 12 Pages


     Item 1 (a).  Name of Issuer:

              E.I. DuPont de Nemours and Company

     Item 1 (b).  Address of Issuer's Principal Executive Offices:

              1007 Market Street, D-8042
              Wilmington, DE  19898

     Item 2 (a).  Name of Persons Filing:

              Wilmington   Trust   Corporation,    Wilmington   Trust   Company,
              Wilmington  Trust  of  Florida,   N.A.  and  Wilmington  Trust  of
              Pennsylvania

     Item 2 (b).  Address of Principal Business Office:

              1100 North Market Street, Wilmington, DE  19890

     Item 2 (c).  Citizenship:

              Wilmington Trust Corporation is a Delaware corporation; Wilmington Trust Company is a Delaware banking corporation; and Wilmington Trust of Florida, N.A. is a national banking association; and Wilmington Trust of Pennsylvania is a Pennsylvania banking corporation.

     Item 2 (d).  Title of Class of Securities:

              Common Stock

     Item 2 (e).  CUSIP Number:  263534-109

     Item 3.  The persons filing this Schedule 13G are:

              Wilmington Trust Corporation, Wilmington Trust Company, Wilmington Trust of Florida, N.A. and Wilmington Trust of Pennsylvania are a Group, in accordance with Section 240.13d-1(b)(1)(ii)(H). Wilmington Trust Corporation is a Parent Holding Company, in accordance with Section 240.13d-1(b)(1)(ii)(G). Wilmington Trust Company, Wilmington Trust of Florida, N.A. and Wilmington Trust of Pennsylvania are each Banks as defined in
              Section  3(a)(6) of  the  Securities  Exchange  Act  of  1934,  as
              amended. Wilmington Trust Company and Wilmington Trust of Pennsylvania are each direct, wholly-owned subsidiaries of Wilmington Trust Corporation, and Wilmington Trust of Florida, N.A., which exercises only trust powers, is a direct, wholly-owned subsidiary of Wilmington Trust Company.

     CUSIP No. 263534-109                13G                  Page 8 of 12 Pages


     Item 4.  Ownership.

              (a)     Amount Beneficially Owned by
                      Wilmington Trust Corporation:  38,785,092
                      Wilmington Trust Company: 38,391,218
                      Wilmington Trust of Florida, N.A.: 2,025,712 Wilmington Trust of Pennsylvania: 126,464
                      (See Introductory Note)

              (b)     Percent of Class for
                      Wilmington Trust Corporation:  5.7%
                      Wilmington Trust Company:  5.6%
                      Wilmington Trust of Florida, N.A.:  0.3%
                      Wilmington Trust of Pennsylvania:  0.0%
                      (See Introductory Note)

              (c) Number of shares as to which Wilmington Trust Corporation has:

                      (i)      sole power to vote or direct the vote: 16,628,751

                      (ii)     shared  power   to  vote  or  direct   the  vote:
                               21,383,216

                      (iii)    sole   power  to   dispose  or   to  direct   the
                               disposition of:  12,504,288

                      (iv)     shared  power   to  dispose  or   to  direct  the
                               disposition of:  20,282,323

                      (See Introductory Note)

                      Number of shares as to which Wilmington Trust Company has:

                      (i)      sole  power   to   vote  or   direct  the   vote:
                               16,623,971

                      (ii)     shared  power  to  vote   or  direct  the   vote:
                               21,343,951

                      (iii)    sole   power  to   dispose  or   to   direct  the
                               disposition of:  12,488,058

                      (iv)     shared  power  to   dispose  or  to  direct   the
                               disposition of:  28,246,923

                      (See Introductory Note)

     CUSIP No. 263534-109                13G                  Page 9 of 12 Pages


                      Number of shares as to which Wilmington Trust of Florida, N.A. has:

                      (i)      sole power to vote or direct the vote:  1,594,673

                      (ii)     shared power to vote or direct the vote:  431,039

                      (iii)    sole  power   to   dispose  or   to  direct   the
                               disposition of:  1,220,278

                      (iv)     shared  power  to  dispose   or  to  direct   the
                               disposition of:  770,456

                      (See Introductory Note)

                      Number  of  shares   as  to  which  Wilmington   Trust  of
                      Pennsylvania has:

                      (i)      sole power to vote or direct the vote:  90,014

                      (ii)     shared power to vote or direct the vote:  24,150

                      (iii)    sole  power   to  dispose   or  to   direct   the
                               disposition of:  73,680

                      (iv)     shared  power   to  dispose  or   to  direct  the
                               disposition of:  52,784

                      (See Introductory Note)

     Item 5.  Ownership of Five Percent or Less of a Class:

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
              securities, check the following   /_/

     Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
              Not Applicable

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
              Wilmington Trust Company:  BK
              Wilmington Trust of Florida, N.A.:  BK
              Wilmington Trust of Pennsylvania:  BK

     CUSIP No. 263534-109                13G                 Page 10 of 12 Pages


     Item 8.  Identification and Classification of Members of the Group:

              Wilmington Trust Corporation:  HC
              Wilmington Trust Company:  BK
              Wilmington Trust of Florida, N.A.:  BK
              Wilmington Trust of Pennsylvania:  BK

     Item 9.  Notice of Dissolution of Group:

              Not Applicable

     Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

     CUSIP No. 263534-109                13G                 Page 11 of 12 Pages


     Signatures.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     WILMINGTON TRUST CORPORATION

     By:  /s/  Thomas P. Collins
                Vice President and Secretary

     WILMINGTON TRUST COMPANY

     By:  /s/  Allan C. Lynch, Jr.
                Vice President

     WILMINGTON TRUST FSB, Successor by Merger to
     WILMINGTON TRUST OF FLORIDA, N.A.

     By:  /s/  Thomas P. Collins
                Vice President and Secretary

     WILMINGTON TRUST OF PENNSYLVANIA

     By:  /s/  Michael A. DiGregorio
                Vice President

     Dated:  February 29, 1996

     CUSIP No. 263534-109                13G                 Page 12 of 12 Pages


                                JOINT FILING AGREEMENT


     Wilmington Trust Corporation, Wilmington Trust Company, Wilmington Trust FSB, Successor by Merger to Wilmington Trust of Florida, N.A., and Wilmington Trust of Pennsylvania (the "Filing Persons"), hereby agree to file jointly the Schedule 13G to which this Joint Filing Agreement is attached and any amendments thereto, as permitted by Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended. Each of the Filing Persons agrees that the information set forth in such
     Schedule 13G and any amendments thereto with respect to that Filing Person will be true, complete and correct as of the date of that Schedule 13G or that amendment, to the best of that Filing Person's knowledge and belief, after reasonable inquiry. Each of the Filing Persons makes no representations as to the accuracy or adequacy of the information set forth in the Schedule 13G or any amendments thereto with respect to any other Filing Person. Each of the Filing Persons shall notify the other Filing Persons promptly if any of the information set forth in the
     Schedule 13G or any amendments thereto becomes inaccurate in any material respect or if that person learns of information which would require an amendment to the Schedule 13G.

     IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 29th day of February, 1996.

     WILMINGTON TRUST CORPORATION

     By:  /s/   Thomas P. Collins
                Vice President and Secretary

     WILMINGTON TRUST COMPANY

     By:  /s/   Allan C. Lynch, Jr.
                Vice President

     WILMINGTON TRUST FSB, Successor by Merger to
     WILMINGTON TRUST OF FLORIDA, N.A.

     By:  /s/   Thomas P. Collins
                Vice President and Secretary

     WILMINGTON TRUST OF PENNSYLVANIA

     By:  /s/   Michael A. DiGregorio
                Vice President